Exhibit F

The Super Crowd, Inc.
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The Super Crowd, Inc.

FL United States

The Super Crowd, Inc. (TSCI) fosters the growth of impact crowdfunding through education, training and pitch events for investors and entrepreneurs in collaboration with industry players.


TSCI Pitch Video
FINANCIAL PROJECTIONS

#Community #SocialEnterprise #PublicBenefit/BCorp

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$0 FUNDS RECEIVED
of $124,000 maximum target

$10K MINIMUM

Offering

Equity

TSCI pitch deck pdf

Press Release SuperCrowd 2021 pdf

Mission

The Super Crowd, Inc., a public benefit corporation, is catalyzing growth within the impact crowdfunding community by hosting events to bring investors, entrepreneurs and members of the crowdfunding industry together.

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THE SUPER CROWD

The Super Crowd, Inc.,
a Public Benefit Corporation
Devin D. Thorpe, Founder and CEO
4342 Edgewater Crossing Drive
Jacksonville, FL 32257
(801) 747-9575

PROBLEM/OPPORTUNITY

At about 100,000 in 2022, the impact crowdfunding community of investors is too small by orders of magnitude. Growing to a target of 10 million people annually investing an average of $1,000 each will require the industry to intentionally collaborate on growth of the sector.

VALUE PROPOSITION

By hosting virtual national events and local popup events around the country, TSCI will serve as a catalyst for collaboration, enabling the industry to achieve growth that would not otherwise be realized.

COLLABORATION

The crowdfunding for TSCI will provide industry players an opportunity to align their interests collectively through shared profits and ownership.

BUSINESS MODEL

Companies that stand to profit from the growth of the sector, including banks, law firms, investment portals, industry experts and thought leaders will sponsor TSCI events to support growth of the sector and their share of the market.

Investors and entrepreneurs will pay modest admission fees to connect with one another and learn best practices. The larger the crowd, the greater the appeal to sponsors.

GROWTH PLAN

Our launch event, SuperCrowd22, was a success. A crowd of 250 people registered for the event and participated. Sponsors supported the event, making it profitable. Over 100 people participated in the program as keynote speakers, presenters, experts and even as entrepreneurs pitching to the crowd.

SuperCrowd23 is scheduled for May 10-11. TSCI plans to host the first local popup events in the second half of 2023. Periodic short virtual sessions will also be added.

COMPETITIVE ANALYSIS

Our collaborators will also be our competitors. Many of the people we will target as speakers, sponsors, co-hosts and investors will host events themselves that will receive more of their attention and resources. Our strategy is to create lower cost or even profitable opportunities for exposure and impact.

FOUNDER & CEO

Devin Thorpe founded and led the Thorpe Capital Group, a FINRA-regulated investment bank focused on serving SMEs prior to passage of the JOBS Act. The firm was twice recognized on the list of fastest growing companies in Utah by the MountainWest Capital Network.

Over the past decade, his podcast focused on impact investing and social entrepreneurship featured luminary guests including Bill Gates.




ADVISORY BOARD
Bill Huston,
Crowd-Max
Jackie Logan,
Raise Green
Peter Rostovsky,
RaiseWay


FINANCIAL PROJECTIONS
Revenue
Operating Profit



USE OF FUNDS

Funds raised via the Regulation Crowdfunding offering hosted by Crowdfund Main Street will be used as working capital for expenditures that occur prior to the collection of revenue, including venue deposits and fees paid to local event planners and other professionals.

WHY INVEST

Investment is collaboration

- Your collaboration will help you succeed
- Your investment will help others succeed
- Together we can build stronger communities and address big problems:

  Climate change

  Poverty/social justice

  Global health

We win together!

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Investment Perks

$250

Includes VIP pass to SuperCrowd23

$1,000

Includes VIP pass to SuperCrowd23 and all future virtual events plus 10% discounts on in-person events

$1,500

Includes "Supporting Co-Host" status at SuperCrowd23 (A verified 501(c)(3) or 501(c)(6) nonprofit will receive this reward for an investment of $750)

$5,000

Includes "Supporting Co-Host" status at all future events (Supporting co-hosts pay $1,000 per event). This reward can be applied as a $1,000 discount on future event sponsorships. (A verified 501(c)(3) or 501(c)(6) nonprofit will receive this reward for an investment of $2,500.)

Key Facts & Financials

- Founder Devin Thorpe has four decades of leadership experience, helped clients raise millions of dollars and has become a passionate voice for fighting climate change, poverty and social injustice and for improved global health.

certificate of incorporation - The Super

certified 2022 TSCI financial statemen...

The Super Crowd, Inc. Story

The Super Crowd, Inc. (TSCI) fosters the growth of impact crowdfunding through education, training and pitch events for investors and entrepreneurs in collaboration with industry players.

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Impact crowdfunding refers to the intersection of investment crowdfunding and impact investing, which overlaps substantially with building community

and impact investing, which overlaps substantially with building community capital.

The events include:

- *Annual Virtual Events.* In 2022, Devin Thorpe, the founder and CEO of TSCI, along with 25 co-host companies and organizations, successfully hosted the inaugural SuperCrowd22 event. SuperCrowd23 is scheduled for May 10-11, 2023. Dozens of speakers and more than a dozen co-hosts have already committed to participate. The annual SuperCrowdXX events feature:
  - Expert keynote addresses
  - Training workshops for in-depth learning
  - Panel discussions of critical issues
  - Networking sessions
  - Live pitch sessions in partnership with a nonprofit
- *Local Popup Events.* Beginning in 2023, TSCI will host local events in cities and towns across the country. Shareholders will participate in choosing locations. Designed for 50 to 100 participants, popup events will feature expert training, including some provided by Devin Thorpe.
- *Virtual Monthly Sessions.* The virtual monthly sessions may include training, expert interviews or live pitch sessions in partnership with a nonprofit.

Revenue is generated for all the events primarily through sponsorships.

Additional revenue will be generated through ticket sales. The focus on sponsorships is strategic for assuring that the events are affordable to attend.

Collaboration is a founding principle of TSCI. Organizing successful events

Collaboration is a founding principle of TSCI. Organizing successful events requires that many people and organizations come together with a shared goal of fostering the growth of impact crowdfunding for community capital.

Devin Thorpe founded TSCI specifically to deepen collaboration by creating affordable ownership opportunities for partnering organizations and individuals. By allowing strategic partners to purchase ownership in TSCI, the interests of the host and participating event sponsors, co-hosts, speakers and attendees will be further aligned.

The Founders



Devin D. Thorpe

CEO

Devin calls himself a champion of social good. After a 25-year finance career, Devin shifted his focus to solving the world's biggest problems. His favorite tool is investment crowdfunding.

The Team



Bill Huston

Advisor

An advisor to TSCI, Bill Huston is an Inc Magazine Top 19 Global Crowdfunding Expert who has managed or consulted on 6 investment crowdfunding campaigns that have raised over $700,000 since 2021. Bill was a content consultant for the Rutgers University Crowdfunding With Impact program and a board member of The National Coalition for Community Capital, and a founding member of

The Team



Bill Huston

Advisor

An advisor to TSCI, Bill Huston is an Inc Magazine Top 19 Global Crowdfunding Expert who has managed or consulted on 6 investment crowdfunding campaigns that have raised over $700,000 since 2021. Bill was a content consultant for the Rutgers University Crowdfunding With Impact program and a board member of The National Coalition for Community Capital, and a founding member of the Black Crowdfunding Coalition along with the 10K Project and Crowd Wall Street.



Jackie Logan

Advisor

An advisor to TSCI, Jackie is a co-founder and CIO at Raise Green. She has 25 years of experience in the capital markets having had roles in institutional sales on the trading floor to compliance in Private Wealth. In her last role at Goldman Sachs, while working with product teams developing ESG investment strategies, she realized that we need significant private capital moving into direct climate solutions, and now! Ratings and rankings just did not have the consistent and granular data to effect the needed impact. During Climate Week NYC 2019 - she happened to meet her fellow co-founders by chance. Very quickly, she knew Raise Green offered a solution and joined Raise Green to make this happen and never looked back. Jackie is a New York City native, has a BA degree from Williams College in Chemistry, and graduated with Honors from The Wharton School with an MBA.



Peter Rostovsky

Advisor

An advisor to TSCI, Peter was the Crowdfunding Professional Association Secretary of the Board of Directors; he spearheaded the 2021 annual summit. Peter's background focuses on business development for capital markets intelligence services. He advises service providers & issuers in the crowdfunding industry on product strategy and marketing.

https://thesupercrowd.com

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